AIR INDUSTRIES GROUP
360 Motor Parkway, Suite 100
Hauppauge, NY 11788

September 15, 2016

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: John Dana Brown, Esq.

Re.	Air Industries Group Preliminary Proxy Statement on Schedule 14A Filed July 8, 2016 File No. 001-35927

Dear Mr. Brown:

In response to your letter of comment dated July 29, 2016 concerning the preliminary proxy statement filed by our company (the “Company”) on July 8, 2016, on behalf of the Company I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Daniel R. Godin President and CEO

cc:	Daniel E. Field Vincent J. McGill, Esq.